MEMORANDUM

TO:	Ms. Amanda Ravitz
Division of Corporation Finance
U.S. Securities and Exchange Commission

FROM:	Tyco Flow Control International Ltd.

DATE:	June 19, 2012

RE:	Tyco Flow Control International Ltd.
Registration Statement on Form S-4
Filed on May 8, 2012
File No. 333-181250

This memorandum sets forth the responses of Tyco Flow Control International Ltd. (the “Registrant” or “New Pentair”) to the letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 4, 2012, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on May 8, 2012. For the convenience of the Staff, each of the Staff’s comments is repeated below in italics, and set forth below each such comment is the Registrant’s response.

Will Pentair and New Pentair incur indebtedness in connection with the Transactions?, page 6

1.	Please expand the appropriate section, such as the section entitled “Background of the Merger,” to disclose how the parties determined the relative terms of the financing, such as the amount of debt mentioned in the last paragraph on page 6, the amount of working capital mentioned in the first paragraph on page 7 and the sharing of tax liabilities mentioned on page 24.

The Registrant has expanded disclosure in the section entitled “Background of the Merger” on pages 76-79 of the proxy statement/prospectus in response to the Staff’s comment.

How will the rights of shareholders of Pentair and New Pentair change after the Merger?, page 7

2.	Where (1) the transaction involves changes from Pentair’s current charter or bylaws, and (2) Minnesota law, securities exchange listing standards, or Pentair’s current charter or by-laws would require shareholder approval of the proposed changes if they were standing on their own, please tell us why you have not presented each such material change as a separate proposal. We note, for example, the change in shareholder quorum and voting rights on page 245, the change in the supermajority vote on page 247 and the change in the voting rights and voting cap mentioned on page 249 that are not presented as separate proposals.

Prior to the Distribution, Tyco International Ltd. (“Tyco”), as the sole shareholder of New Pentair, will amend and restate New Pentair’s Articles of Association and Organizational Regulations pursuant to the terms and conditions of the Merger Agreement. This step is necessary because following the Merger, New Pentair, rather than Pentair, Inc. (“Pentair”), will be the successor registrant whose shares are publicly listed and traded. New Pentair is a Swiss corporation and as a result, does not currently have a charter and bylaws with provisions that are the same as the corporate laws and charter and bylaw provisions applicable to Pentair as a Minnesota corporation.

New Pentair’s Articles of Association and Organizational Regulations will be amended and restated in the form that will be attached in an amendment to the proxy statement/prospectus as Annex F and Annex G, respectively. The amended and restated forms of these organizational documents for New Pentair have been prepared to replicate, to the extent permitted by Swiss law and consistent with customary Swiss practice, the allocation of rights and powers between the shareholders and the board of directors of Pentair currently existing under its organizational documents and under Minnesota law. The corporate legal systems in Switzerland and Minnesota differ in many respects and such differences make it impossible to duplicate the allocation of rights and powers under the organizational documents of Pentair and under Minnesota law. The Registrant believes, however, that the allocation of these rights and powers for New Pentair is sufficiently comparable to that for Pentair that “unbundling” is not required by Rule 14a-4(a)(3). In addition, the Registrant believes that a separate shareholder vote should not be required for differences that are required by Swiss law or that, consistent with general Swiss corporate practice, allocate more rights to shareholders.

The Registrant has set forth below an explanation for each individual item identified by the Staff in its comments:

•	Shareholder quorum: Under the New Pentair organizational documents and Pentair’s organizational documents, a quorum will require the presence of a majority of the outstanding shares.

•

Voting rights: Other than the voting cap discussed below, there are no substantive differences between the voting rights of Pentair shareholders under the Pentair organizational documents and the New Pentair organizational documents. The registration of shares required by the New Pentair charter is a requirement of Swiss law.

•

Voting Cap: The voting cap of 15% set forth in the New Pentair charter is intended to replicate the takeover preparedness protections provided by Pentair’s existing shareholder rights plan, by the mandatory offer provisions in Pentair’s charter and by Minnesota statute and Pentair’s comparable by-law provisions, each of which is described in “Comparison of Rights of Shareholders Before and After the Transactions”. In lieu of these takeover preparedness protections, which are common in the United States but are not available to New Pentair under Swiss corporate law, Swiss practice is to implement in a Swiss corporation’s charter a voting cap in the range of 3% to 5% of the outstanding shares as a means to deter the accumulation of large voting blocks without the approval of the board of directors. New Pentair has elected to implement a substantially higher 15% voting cap for takeover preparedness protection that is comparable to that provided by Pentair’s existing shareholder rights plan, by Pentair’s mandatory offer charter provisions and by Minnesota statute and Pentair’s comparable by-law provisions, which have applicable thresholds that range from 10% to 20% of outstanding shares.

•	Supermajority Vote: New Pentair’s charter requires super majority approvals for two separate groups of matters.

One group of matters, which is described in “Comparison of Rights of Shareholders Before and After the Transactions”, requires the approval of at least two-thirds of the shares represented at the general meeting of New Pentair shareholders and entitled to vote on the matter. Swiss law requires this two-thirds supermajority approval for all of these matters except for (a) the removal of directors with or without cause, (b) a change in the number of directors and (c) the waiver, reduction or withdrawal of restrictions upon the transfer of registered shares. Pentair’s bylaws, however, provide that its directors may not be removed without cause under any circumstance and in the case of removal for cause, only may be removed by shareholders with the comparable approval of at least 60% of the outstanding shares (provided that no more than 25% of the outstanding shares are voted against removal). Similarly, a change in the number of Pentair directors requires an amendment to its charter, which must be approved by a similar supermajority vote of shareholders. With respect to the waiver, reduction or withdrawal of restrictions upon the transfer of registered shares, shareholders have been allocated more rights under New Pentair’s charter because no shareholder vote is required under the Pentair charter or under Minnesota law.

The amendment of certain provisions of New Pentair’s charter constitutes a second group of matters requiring a supermajority approval. At least 75% of the shares represented at the meeting and entitled to vote are required to approve an amendment to the articles of New Pentair’s charter relating to share registration and the voting cap, the timing of and agenda for the general meeting and the requirements for inclusion of shareholder proposals, shareholder voting rights, the vote required to remove a director or change the size of the board, the terms of the directors, the board’s structure, the boards duties, dissolution and liquidation and the supermajority vote requirements. This supermajority vote requirement is intended to be comparable to the supermajority vote requirement to amend Pentair’s existing charter. Amendments to Pentair’s existing charter generally require the approval of at least 60% of the outstanding shares and that no more than 25% of the outstanding shares are voted against the amendment. Amendment of the mandatory offer provisions in Pentair’s charter requires the approval of at least 85% of the outstanding shares, subject to certain rights of the Board of Directors to reduce that percentage to the same percentage applicable to other charter amendments. Since (a) it is customary practice for Swiss corporations to require approvals of a percentage of shares represented at the meeting and entitled to vote on a matter rather than a percentage of all outstanding shares and (b) it would be very unusual for a Swiss corporation to adopt Pentair’s requirement that no more than 25% of the outstanding shares may be voted against the amendment, New Pentair has adopted a more customary Swiss formulation based on a supermajority of the quorum represented at the shareholder meeting and adjusted the supermajority percentage to 75% to reflect that it will be applied to a smaller number of shares. The Registrant believes this approach, which only applies to certain articles of New Pentair’s charter, is comparable to that required to amend Pentair’s entire charter.

The Registrant has revised the introductions to “Description of New Pentair Capital Stock” and “Comparison of Rights of Shareholders Before and After the Transactions” to add the following sentence: “New Pentair’s articles of association and organizational regulations have been prepared to provide, to the extent permitted by Swiss law and consistent with customary Swiss practice, an allocation of rights and powers between the shareholders and the board of directors of New Pentair that is comparable to that currently existing under Pentair’s organizational documents and Minnesota law.”

Conditions to the Separation and Distribution, page 16

3.	Please tell us whether Pentair’s board intends to resolicit votes if either party waives material conditions.

The Registrant advises the Staff that, in the event of a waiver of a material condition by either party, the Pentair board of directors intends to resolicit shareholder approval of the Merger Agreement in connection with the merger if required to do so by law.

Swiss laws differ from the laws in effect in the United States, page 44

4.	Please include a discussion of the ability of shareholders to originate actions based upon U.S. federal securities laws in Switzerland.

The Registrant has included the requested disclosure as part of the risk factor entitled “Swiss laws differ from the laws in effect in the United States and may afford less protection to holders of New Pentair’s securities” on page 44 of the proxy statement/prospectus in response to the Staff’s comment.

Background of the Merger, page 74

5.	We note that you refer on pages 74 and 75 to a “reverse Morris Trust structure.” Please expand the discussion in this section to briefly explain the structure and the significance of the structure to the merger.

The Registrant has expanded the disclosure on page 74 of the proxy statement/prospectus in response to the Staff’s comment.

6.	Please enhance the disclosure in this section about the board meetings and negotiations. For example, we note that your references on pages 75-77 to “shareholder impacts,” “valuation matters,” “valuation discussions,” “expected synergies” and “certain liabilities.” The revised disclosure should provide investors with an understanding of how, when and why the terms of the merger evolved over the course of the negotiations.

The Registrant has revised the disclosure on pages 76-78 of the proxy statement/prospectus in response to the Staff’s comment.

Pentair Reasons for the Merger, page 80

7.	Please quantify the disclosure in the bullet points to the extent practicable. For example, we note the disclosure in the second, tenth and twelfth bullet points about tax synergies, the expectation that the transaction will be accretive to earnings and growth and return of capital, respectively. In this regard, we note the statements in your conference call on March 28, 2012 about the transaction adding $0.40 to 2013 earnings per share with earnings per share of the combined company expected to be greater than $5 a share by 2015, $50 million of tax related savings synergies and $400 million of annual stock buybacks.

The Registrant has revised the disclosure on pages 81-82 of the proxy statement/prospectus in response to the Staff’s comment.

8.	Please disclose the material factors that the board of directors considered in reaching its decision. For example, we note your references on page 80 to “a variety of factors, including the following,” on page 81 to “certain countervailing factors” and on page 82 to “principal factors.” However, you do not refer in any of the bullet points on pages 80 and 81 to the merger potential of the combined entity. In this regard, we note the statement in your conference call on March 28, 2012 about $3.5 billion of merger and acquisition potential.

The Registrant has revised the disclosure on pages 81-83 of the proxy statement/prospectus in response to the Staff’s comment. However, the Registrant advises the Staff that it did not add disclosure regarding “$3.5 billion in merger and acquisition potential” stated by a representative of Pentair in response to a question on the March 28, 2012 conference call because this was not a material factor that the Pentair board of directors considered in reaching its decision.

9.	Please revise the discussion in the third bullet point on page 81 to disclose the important economic and operational benefits from New Pentair’s domicile in Switzerland. For example, it is unclear how such benefits result in view of disclosure on page 11 of Pentair’s most recent Form 10-K that Pentair carries out its Water & Fluid Solutions manufacturing operations at 26 plants located throughout the United States and at 21 plants located in 12 other countries.

The Registrant has revised the disclosure on page 82 of the proxy statement/prospectus in response to the Staff’s comment. The Registrant advises the Staff that in addition to Pentair’s Water & Fluid Solutions manufacturing operations, Pentair’s Technical Products manufacturing operations are located at 6 plants located throughout the United States and at 10 plants located in 8 other countries and the Tyco Flow Control Business has only 11 major manufacturing facilities in North and South America with 34 other major manufacturing facilities located in Europe, the Middle East, Africa and Asia. As a result, a significant majority of New Pentair’s manufacturing facilities will be located outside of the United States.

10.	Please disclose, if material, the disadvantages that the board considered from New Pentair’s domicile in Switzerland.

The Registrant advises the Staff that Pentair does not believe that there were any material disadvantages that the Pentair board of directors considered.

11.	Please expand the section entitled “Questions and Answers about the Transactions” to include a question and answer about the benefits and disadvantages from the change in domicile.

The Registrant has included a question and answer concerning the benefits and disadvantages of the change in domicile on page 7 of the proxy statement/prospectus in response to the Staff’s comment.

Opinion of Deutsche Bank, page 84

12.	Please revise your disclosure on page 85 to provide a complete quantitative description of the fees received by Deutsche Bank for services provided to Tyco, New Pentair and their respective affiliates in the past two years. Please refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

The Registrant has revised the disclosure on page 88 of the proxy statement/prospectus in response to the Staff’s comment to include the aggregate amount of all fees paid by Tyco, the Registrant and their respective affiliates to Deutsche Bank Securities, Inc. (“Deutsche Bank”) in the past two years, excluding the fees expected to be received for Deutsche Bank’s services as financial advisor in connection with the merger and its opinion which are already disclosed in the Registration Statement.

13.	Please provide us with any analyses, reports, presentations or other similar materials, provided to the board of directors by Deutsche Bank in connection with rendering its fairness opinion.

The Registrant has been advised that Deutsche Bank will provide to the Staff under separate cover and on a confidential basis the financial analyses prepared by Deutsche Bank and presented to the Pentair board of directors in connection with the delivery of its opinion on March 27, 2012. A copy of the written opinion of Deutsche Bank dated March 27, 2012 is attached as Annex D to the proxy statement/prospectus, in compliance with Item 21(c) of Form S-4.

Opinion of Greenhill, page 92

14.	Please provide us with any analyses, reports, presentations or other similar materials, provided to the board of directors by Greenhill in connection with rendering its fairness opinion.

The Registrant has been advised that Greenhill & Co., LLC (“Greenhill”) will provide to the Staff under separate cover and on a confidential basis the financial analyses prepared by Greenhill and presented to the Pentair board of directors in connection with the delivery of its opinion on March 27, 2012. A copy of the written opinion of Greenhill dated March 27, 2012 is attached as Annex E to the proxy statement/prospectus, in compliance with Item 21(c) of Form S-4.

Accounting Treatment, page 116

15.	We note your disclosure that you have determined that Pentair, Inc. is the accounting acquirer. Please explain in greater detail why you concluded that board of director and management representation considerations overcome the equity ownership interest considerations, in concluding that Pentair, Inc. is the accounting acquirer in the transaction. Please address in your response the ability of shareholders to change the Board of Directors and ultimately management.

The Registrant advises the Staff that in making its determination of the accounting acquirer it concluded that the composition of the board of directors and the composition of senior management of the combined company outweigh the relative voting rights.

FASB Accounting Standard Codification (“ASC”) 805 Business Combinations provides the following guidance for determining the accounting acquirer:

ASC 805-10-55-12 states, in part:

In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree.

ASC 805-10-55-12 further indicates:

Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

b.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

c.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

d.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

e.	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

ASC 805 provides no hierarchical guidance on determining the acquirer in a business combination effected through an exchange of equity interests. All pertinent facts and circumstances should be considered, particularly those in ASC 805-10-55-12(a) through 55-12(e). Additional facts and circumstances that may be pertinent include which of the combining entities initiated the business combination as well as the relative size of the combining entities.

Consideration of the Relative Voting Rights in the Combined Entity After the Business Combination

ASC 805-10-55-12(a) states, in part:

The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Under the terms of the Merger Agreement, Tyco shareholders will receive 52.5% of the shares of New Pentair and existing Pentair shareholders will receive 47.5% of the shares of New Pentair. There are no unusual or special voting arrangements or options, warrants, or convertible securities included in the transaction. Existing options and restricted stock issued to employees of Pentair and Tyco will be included in the exchange ratio calculation such that the ownership on a “fully diluted” basis will be 52.5% to Tyco shareholders and 47.5% to Pentair shareholders.

Although a slight majority voting interest goes to Tyco shareholders, the Registrant believes the additional considerations listed below are critical in determining the accounting acquirer.

Consideration of the Existence of a Large Minority Voting Interest in the Combined Entity If No Other Owner or Organized Group of Owners Has a Significant Voting Interest

ASC 805-10-55-12(b) states, in part:

The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Based on information relating to the beneficial ownership of Tyco common shares and Pentair common shares derived from filings on Schedule 13G, the Registrant expects that immediately following the merger no single owner (or organized group of owners) will own a significant minority interest in New Pentair. Specifically, the registrant expects that on a combined basis (reflecting common ownership between Tyco and Pentair) calculated as of March 31, 2012, the largest common shareholder would own 5.86% of New Pentair. Accordingly, this consideration does not impact the determination of the accounting acquirer.

Consideration of the Composition of the Governing Body of the Combined Entity

ASC 805-10-55-12(c) states, in part:

The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

As of the closing date of the Transactions, the board of directors of New Pentair will be comprised of the existing ten members of the Pentair board of directors plus two additional directors designated by Tyco and reasonably acceptable to Pentair. There are no other plans or processes in place to alter or change the make up of the board. The chairman of the board of New Pentair will continue to be Pentair’s current Chief Executive Officer, and the lead director and all board committee chairs of New Pentair will continue to be made up of Pentair’s current directors. As more fully described in the proxy statement/prospectus in the section entitled “Description of New Pentair Capital Stock—General Meetings of Shareholders and Voting Rights” beginning on page 235, after the acquisition date, the members of New Pentair’s board of directors will be elected at a general meeting of New Pentair shareholders.

Under the Swiss Code of Obligations (the “Swiss Code”) and New Pentair’s articles of association, New Pentair must hold an annual, ordinary general meeting of shareholders within six months after the end of its fiscal year for the purpose of, among other things, the annual election of directors for the class whose term has expired. New Pentair’s board of directors will be divided into three classes of 3-4 board members, with each class serving a three-year term. Pursuant to New Pentair’s articles of association, the shareholders generally pass resolutions by the affirmative vote of holders of an absolute majority of shares represented and entitled to vote at a general meeting of shareholders. Directors are elected by the affirmative vote of a majority of the votes cast (in person or by proxy) at the general meeting of shareholders. At any election in which the chairman of the board of New Pentair determines that the number of persons properly nominated to serve as directors exceeds the number of directors to be elected, directors are elected by the affirmative vote of a plurality of the votes cast (in person or by proxy) at the general meeting of shareholders.

A special general meeting may be convened if so requested by shareholders holding an aggregate of at least 10% of the shares with voting rights specifying the items for the agenda and their proposals. The Swiss Code and/or New Pentair’s articles of association require the affirmative vote of at least two-thirds of the shares represented at a general meeting of shareholders to approve the following matters:

•	the removal with or without cause of a serving director; and/or

•	a change in the size of the board of directors without recommendation of the board of directors.

The Swiss Code and/or New Pentair’s articles of association require the affirmative vote of at least 75% of the shares represented at a general meeting of shareholders to approve, the following matters:

•	a change to the length of terms of the board of directors;

•	a change to the organization of the board of directors; and/or

•	a change to the duties of directors.

In assessing the impact that these governance principles have on the determination of the accounting acquirer, the Registrant considered the following:

•

The initial board of directors of New Pentair will be comprised of the existing ten Pentair directors and up to two directors designated by Tyco. The chairman of the board of New Pentair will continue to be Pentair’s current Chief Executive Officer, and the lead director and all board committee chairs of New Pentair will continue to be made up of Pentair’s current directors.

•

Given that the board of directors will be made up of three classes of three to four members and each class will be subject to re-election annually, it would take at least two years for a simple majority of shareholders to reject a majority of the directors proposed by the Registrant and replace them with new directors.

•

Although Tyco shareholders will receive a majority of the shares of New Pentair, the Swiss Code and/or New Pentair’s articles of association provide that a vote of two-thirds of the shareholders is required to replace a serving director or change the size of the board of directors. Therefore, the 52.5% ownership of Tyco shareholders would not be sufficient to make a change to the board of directors.

Based on these facts, the Registrant concluded that Pentair controls the composition of the board of directors of New Pentair and such control is considered substantive and is not temporary. This is a strong indication that Pentair is the accounting acquirer.

Consideration of the Composition of the Senior Management of the Combined Entity

ASC 805-10-55-12(d) states, in part:

The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

The executive officers of Pentair (Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, General Counsel, Senior Vice President of Human Resources, Chief Accounting Officer, and Treasurer) will retain their positions with New Pentair. No executive officers of New Pentair will be appointed by or from Tyco. There are no current plans or intentions to change the executive officers of New Pentair subsequent to the merger. This is a strong indication that Pentair, Inc. is the accounting acquirer.

Consideration of the Terms of the Exchange of Equity Securities

ASC 805-10-55-12(e) states, in part:

The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

Based on the estimates of value assessed during the structuring of the transaction based on the information provided by external advisors, excluding the incremental value expected to be generated by future cost synergies, the value of the equity interest that Tyco shareholders will receive represents a 10% - 20% premium over the Registrant’s value on a stand alone basis. This premium is based on the expected EBITDA and P/E multiples applicable to New Pentair after the merger with Pentair (which are based on historical Pentair multiples) compared to the multiples expected to be applicable to the Registrant on a stand alone basis. As more fully described in the proxy statement/prospectus in the section titled “Background of the Merger” beginning on page 74, Pentair and its advisors initiated the contemplated transaction through initial and repeated contacts with Tyco executive management and their advisors. While the determination of which entity paid a premium over the pre-combination fair value is subjective and difficult to determine given the nature of the transaction, the Registrant concluded that its assessment of value coupled with the fact that Pentair initiated and pursued the merger is an indication that Pentair is the accounting acquirer.

Consideration of the Relative Size of the Combining Entities

ASC 805-10-55-13 states:

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity or entities.

The following summarizes Total assets, Total Revenue, Adjusted Net Income from Continuing Operations, Net Income from Continuing Operations, EBITDA and Employees of Pentair as of and for the year ended December 31, 2011, and the Tyco Flow Control Business as of and for the year ended September 30, 2011 (in millions, except employees):

	Pentair, Inc.	Tyco Flow Control Business
Total Assets	$4,586	$5,144
Total Revenue	3,457	3,648
Adjusted Net Income from Continuing Operations*	215	188
Net Income from Continuing Operations	34	153
EBITDA*	475	464
Employees	~15,000	~15,000

* Adjusted to exclude goodwill impairment charge

Based on this summary, neither entity is significantly larger than the other entity. Accordingly, the relative size of the entities is not a relevant factor in determining the accounting acquirer.

Conclusion

Based on the information and facts as outlined above, after weighing the relevant factors, including:

•	the relative voting rights in the combined entity after the business combination of 52.5% to Tyco shareholders and 47.5% to Pentair shareholders;

•	the composition of the board of directors being controlled by Pentair including the chairman of the board, lead director and all committee chairs;

•	the composition of senior management of the combined entity being dominated by the management of Pentair; and

•	the initiation of the transaction by Pentair;

the Registrant concluded that the significant factors indicating that Pentair was the accounting acquirer outweighed the fact that Tyco shareholders would receive a slight majority of the voting interest in New Pentair. Pentair initiated the transaction and negotiated an agreement under which Pentair’s existing senior management and board of directors will be charged with the responsibility to govern and manage the operations of New Pentair upon closing of the merger. Accordingly, the Registrant has concluded that Pentair should be considered the accounting acquirer in applying the provisions of ASC 805, Business Combinations.

Gross Profit and Gross Profit Margins, page 182

16.	Please expand the disclosure in the second paragraph in this section to identify the “major capital project in North America.”

The Registrant has expanded its disclosure around major capital projects discussed within the section titled “Management Discussion and Analysis of Financial Condition and Results of Operations of the Tyco Flow Control Business” on pages 184-185 of the proxy statement/prospectus in response to the Staff’s comment. Additionally, the Registrant has updated its discussion of a major capital project in the Tyco Flow Control Business’ Water & Environmental Systems segment to be consistent with the disclosure in the Thermal Controls segment. The major capital project in North America provides electric heat management services to a refinery in the United States. The major capital project in the Water & Environmental Systems segment refers to a project that provides desalination services in Australia.

Contractual Obligations and Commercial Commitments, page 194

17.	We note from your disclosures in footnote 17 that you have other long-term liabilities of $388 million due as of September 30, 2011. To the extent that any of these liabilities constitute contractual obligations under Item 303(a)(5) of Regulation S-K, please revise your disclosures to provide the information required regarding the timing of payments. If you are unable to determine the timing of payments, please provide footnotes to the table explaining the nature of the obligation and why you are unable to estimate the timing of future payments.

The Registrant has revised footnote 3 within the Contractual Obligations and Commercial Commitments table on page 196 of the proxy statement/prospectus in response to the Staff’s comment to disclose an additional $20 million of deferred compensation under employee contractual arrangements. The amount is reflected in the “other” line item of other liabilities in footnote 17 on page F-42 within the Company’s annual financial statements.

Critical Accounting Policies, page 195

18.	We note your disclosures regarding your recognition of contract sales for construction-related projects under the percentage-of-completion method, which is based on the relationship between actual costs incurred and the total estimated costs at completion. Please revise future filings to provide greater insight as to how you develop your estimates of total estimated costs. Please also expand the disclosures to address whether you have historically been required to make any material adjustments to your estimates of total costs.

The Registrant has expanded its disclosure on page 198 of the proxy statement/prospectus regarding the percentage-of-completion method in response to the Staff’s comment to include the following with regard to estimated costs:

The use of the percentage-of-completion method requires the Tyco Flow Control Business to make judgements to estimate total contract revenues and costs. Contract costs are based on various assumptions that utilize the professional knowledge and experience of the Tyco Flow Control Business’ operations teams, as well as finance personnel to estimate/forecast the ultimate cost to complete the contract. Adjustments in estimated contract revenues or estimated costs are recognized in the current period for the inception-to-date effect of the changes. Historically the Tyco Flow Control Business has not had a material adjustment to a change in estimated revenues or costs.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 207

(b) Accounts and Notes Receivable, net, page 213

19.	We note that your adjustment relating to the income tax sharing receivable and payable are pending. When available, please revise your disclosure to clearly disclose how these amounts are calculated. Please note this comment also applies to the income tax sharing payable described in adjustment (h).

The Registrant has disclosed the amount and calculations behind the adjustment relating to the income tax receivable on page 215 of the proxy statement/prospectus in response to the Staff’s comment. The amount for the income tax sharing receivable has been updated to be $4 million, which represents tax liabilities that the Registrant expects to pay but are indemnified by Tyco in accordance with the 2012 Tax Sharing Agreement. The Registrant has updated adjustment (b) to the pro forma balance sheet as of March 30, 2012 to include this amount and has disclosed how this amount is derived.

The income tax sharing payable described in adjustment (h) is still pending, as the Registrant is still assessing the payable amount. The Registrant will update footnote (h) in subsequent amendments once the amount is finalized.

(f) Intangible Assets, page 213

20.	We note the significance your allocation to intangible assets. Please revise your footnote to disclose your methodology and significant assumptions you used in determining the estimated fair values of the intangible assets to be acquired for purposes of this pro forma presentation.

The Registrant has revised the footnote on page 216 of the proxy statement/prospectus in response to the Staff’s comment.

(g) Long-Term Debt, page 214

21.	We note the adjustment to record $400 million in new debt to be assumed by New Pentair. Please reconcile the $400 million in new debt disclosed here with your disclosures elsewhere in the filing that New Pentair will incur indebtedness in an amount not to exceed $500 million. To the extent that $400 million is management’s best estimate of the amount of debt that will be incurred at this time, explain the situations that could cause this amount to change.

The Registrant notes that pursuant to the Separation and Distribution Agreement, prior to the closing of the Transactions, it must incur third party indebtedness of up to $500 million. The Registrant is then to transfer cash and cash equivalents to Tyco such that, immediately following consummation of the Transactions, the net indebtedness (defined as indebtedness plus separation expenses minus cash and cash equivalents) of the Registrant will be $275 million. For purposes of preparing the pro forma financial information, based on historical and future expected cash balances, the Registrant has assumed the Tyco Flow Control Business will have $125 million of cash and cash equivalents on the date of closing, which would result in an indebtedness balance of $400 million. To the extent the Tyco Flow Control Business would have more or less than $125 million in cash (up to a maximum of $225 million), the new debt amount would also increase or decrease dollar for dollar up to a maximum of $500 million.

The Registrant has revised the footnote disclosure on pages 216-217 of the proxy statement/prospectus in response to the Staff’s comment to include the following:

The assumed debt of $400 million is based on the assumption that the Tyco Flow Control Business will have $125 million in cash and $400 million in new debt is needed to result in net indebtedness of $275 million immediately following the consummation of the Transactions as required by the Separation and Distribution Agreement. To the extent that the Tyco Flow Control Business has more or less than $125 million in cash and cash equivalents (up to a maximum of $225 million), the new debt amount would also increase or decrease dollar for dollar up to a maximum of $500 million.

22.	Further to the above, when available, please provide additional information regarding the expected terms and future maturities of the new debt.

The Registrant acknowledges the Staff’s comment and will include the requested disclosure in a future amendment to the Registration Statement.

(k) Selling, General and Administrative, page 215

23.	We note that your selling, general and administrative expenses include amortization expense of $81.0 million for the year ended December 31, 2011 and $17.9 million for the quarter ended March 31, 2012. Please reconcile this to your disclosures in note (f) which indicate that the additional amortization expense is $87.5 million and $21.9 million, respectively.

The Registrant notes that the adjustments to amortization expense of $81.0 million for the year ended December 31, 2011 and the $17.9 million for the quarter ended March 31, 2012 is the incremental amortization expense for intangible assets related to the acquisition. The $87.5 million for the year ended December 31, 2011 and the $21.9 million for the quarter ended March 31, 2012 is the total amortization expense for intangible assets related to the acquisition. The following table reconciles the amounts:

	Year ended	Quarter ended
(in millions)	December 31, 2011	March 31, 2012
New amortization expense	$87.5	$21.9
Existing amortization expense	6.5	4.0

Incremental amortization expense	$81.0	$17.9

The Registrant has revised the note disclosure on page 218 of the proxy statement/prospectus in response to the Staff’s comment to include the table above.

Financial Statements, page F-1

24.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

The Registrant advises the Staff that the financial statements have been updated in accordance with Rule 3-12 of Regulation S-X.

Exhibits and Financial Statement Schedules, page II-1

25.	Please file as exhibits the written consents of the persons who have not signed the registration statement that you have disclosed are about to become directors on pages 217 and 218.

The Registrant has filed as an exhibit to Amendment No. 1 to the Registration Statement the written consents of the persons who have not signed the Registration Statement and are about to become directors.

Exhibits 23.1 and 23.2

26.	We note that the consents of your Independent Registered Public Accounting Firm refer to their reports dated May 8, 2012. It appears that the reports issued by your Independent Registered Public Accounting Firm on pages F-2 and F-67, respectively, were issued on May 7, 2012. Please have your Independent Registered Public Accounting Firm update their consents to refer to the proper report date in your next amendment.

The Registrant has filed as exhibits to Amendment No. 1 to the Registration Statement the updated consents of its Independent Registered Public Accounting Firm.